Exhibit 99.5

2024 ANNUAL MEETING OF SHAREHOLDERS

OF

PERFORMANCE SHIPPING INC.

PROXY STATEMENT

OF

SPHINX INVESTMENT CORP.

MARYPORT NAVIGATION CORP.

GEORGE ECONOMOU

IOANNIS (JOHN) LIVERIS

This proxy statement and accompanying WHITE proxy card are being furnished to shareholders of Performance Shipping Inc., a Marshall Islands corporation (“PSI” or the “Company”), by the Sphinx Parties (as defined below) in connection with the 2024 annual meeting of shareholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meetings of shareholders of the Company held in lieu thereof, the “2024 Annual Meeting”). The Company has not yet announced a date, time or location for the 2024 Annual Meeting. The Company has not yet set a record date for determining shareholders entitled to notice of and to vote at the 2024 Annual Meeting (the “Record Date”). The participants in this solicitation (the “Participants”) are Sphinx Investment Corp., a Marshall Islands corporation (“Sphinx”), Maryport Navigation Inc, a Liberian corporation (“Maryport”), George Economou, a citizen of Greece (collectively, the “Sphinx Parties”, “we”, “us” or “our”), and Ioannis (John) Liveris, a citizen of Greece.

Each of Sphinx and Maryport is directly or indirectly 100% owned and controlled by investor and business executive George Economou. The sole director and executive officer of each of Sphinx and Maryport is Levante Services Limited of Liberia (“Levante”). The sole director and executive officer of Levante is Kleanthis Costa Spathias, whose principal occupation is the provision of director and secretarial services. John Liveris is our nominee to serve on the PSI board of directors (the “Board”).

On September 15, 2023, Sphinx submitted to the Company formal notice of its decision to (i) nominate John Liveris (the “Nominee”) to the Board at the 2024 Annual Meeting, (ii) introduce at the 2024 Annual Meeting an advisory, non-binding resolution that the Board be declassified in advance of the 2025 annual meeting of shareholders (the “2025 Annual Meeting”) so that all directors are subject to a shareholder vote on an annual basis and (iii) introduce at the 2024 Annual Meeting, as four separate advisory, non-binding resolutions that the common shareholders of the Company request the resignation, respectively, of each of Andreas Michalopoulos, Loïsa Ranunkel, Alex Papageorgiou and Mihalis Boutaris from the Board. On September 25, 2023, Sphinx delivered a supplemental notice of nomination and shareholder proposals to the Company, which was substantially the same in content as the notice delivered by the Company on September 15, 2023.

As of the date of this proxy statement, the Sphinx Parties collectively beneficially owned 1,033,859 of the Company’s common shares, par value $0.01 per share (the “Common Shares”), constituting approximately 8.8 % of the 11,734,683 Common Shares stated by the Company as being outstanding as of September 29, 2023 in its Report on Form 6-K filed with the United States Securities and Exchange Commission September 29, 2023 (the “September 29 Form 6-K”).

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE PSI BOARD OF DIRECTORS.

This proxy statement and the accompanying WHITE proxy card are first being sent, given or made available to PSI shareholders on or about October 11, 2023.

We are soliciting your vote because:

•	Election of Mr. Liveris: We believe that Mr. Liveris would be a valuable addition to the Board and that he will bring an experienced voice, fresh thinking, and a greater appreciation of both the duty of the Board to act in the best interests of the holders of the Common Shares as a whole, and of the importance of pushing forward reforms to the Company’s corporate governance framework that are necessary to unlock the Common Share value that has been trapped by the Company’s dual-class capital structure and what we perceive to be an undue focus by the current Board on the interests of Company insiders, including the interests of the controlling shareholder of the Company Mango Shipping Corp. (“Mango”), Aliki Paliou (the sole shareholder of Mango and Chairperson of the Board), Andreas Michalopoulos (member of the Board, Chief Executive Officer of the Company and husband of Ms. Paliou) and Mitzela Corp. (a wholly-owned affiliate of Mr. Michalopoulos) (“Mitzela”);

•	Declassification Proposal:We believe that the classification of the Board is not in the best interests of the Company and its common shareholders and is contrary to principles of good corporate governance, and that passage of the declassification proposal would bring greater accountability to the Board, better align the Board with the interests of shareholders and help signal to the Board that its shareholders are supportive of a more shareholder-centric corporate governance framework; and

•	Vote of No-Confidence Proposals: We believe that the continued service of incumbent directors Andreas Michalopoulos, Loïsa Ranunkel, Alex Papageorgiou and Mihalis Boutaris is incompatible with the implementation of the governance and other changes that are needed for the Company to prosper, and is not in the best interests of shareholders.

We ask for your support at the upcoming 2024 Annual Meeting.

THE NOMINEE IS COMMITTED TO ACTING IN THE BEST INTERESTS OF PSI’S SHAREHOLDERS, TAKEN AS A WHOLE. WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF PSI CAN BEST BE EXPRESSED THROUGH THE ELECTION OF OUR NOMINEE. ACCORDINGLY, WE URGE YOU TO VOTE YOUR WHITE PROXY CARD “FOR” Ioannis (John) Liveris TO BE ELECTED to serve as A Class II member of the Board.  WE ALSO URGE YOU TO VOTE YOUR WHITE PROXY CARD “FOR” THE DECLASSIFICATION PROPOSAL, AND “FOR ALL” OF THE VOTE OF NO-CONFIDENCE PROPOSALS.

Except as set forth in this proxy statement, we do not know of any other matters to be presented for approval by the shareholders at the 2024 Annual Meeting. If, however, we learn of any other proposals made at a reasonable time before the 2024 Annual Meeting, we will either supplement, amend or amend and restate this proxy statement and provide shareholders with an opportunity to vote by proxy directly on such matters, or will not exercise discretionary authority with respect thereto. If other matters are properly presented thereafter, the persons named as proxies in the enclosed WHITE proxy card will vote the Common Shares represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

We believe that substantial change is necessary for the Company to achieve its full potential and that this change must begin at the Board level. To that end, we have in Mr. Liveris nominated a highly qualified nominee for election to the Board. We believe the Nominee will be an experienced voice on the Board that is able to provide fresh thinking and a greater appreciation of both the duty of the Board to act in the best interests of the holders of the Common Shares as a whole, and of the importance of pushing forward reforms to the Company’s corporate governance framework that are necessary to unlock the Common Share value that has been trapped by the Company’s dual class capital structure and what we perceive to be undue focus by the current Board on the interests of Company insiders.

In addition, we are asking shareholders to approve an advisory, non-binding resolution requesting that the Board be declassified, so that all directors are subject to a shareholder vote on an annual basis, in place of the current structure in which directors serve three-year terms, with only approximately one-third of the directors being subject to election each year. We believe that a declassified Board would bring greater accountability to the Board and better align the Board with the interests of shareholders. In addition, even though this declassification proposal is non-binding and, if approved and acted upon by the Company and further approved by a vote of the requisite shareholders, would not take immediate effect, we believe it will send a strong signal to the Board that shareholders are supportive of a more shareholder centric corporate governance framework.

We are also asking shareholders to approve advisory, non-binding resolutions requesting the resignation of Company directors Andreas Michalopoulos, Loïsa Ranunkel, Alex Papageorgiou and Mihalis Boutaris. The Company has an urgent need for new oversight and leadership. As a result of the poor leadership of the current members of the Board and their willingness in the Sphinx Parties’ view to violate their fiduciary duties to pursue the interests of Company insiders, the Common Shares regularly trade at a mere fraction of shareholder’s equity and have further been economically subordinated to the cumulative dividends of the preferred shares held by Mango and other insiders. We have already proposed the election of the Nominee as a first step; however, as a result of the Company’s classified board structure, the full leadership change urgently needed by the Company cannot be effected as expeditiously as is required through the annual director election process alone. The adoption of these resolutions would provide an opportunity for shareholders to publicly register their loss of confidence in these directors’ oversight and leadership capabilities, and send an urgent signal to these directors and to the Board as a whole regarding the need for immediate change.

While no assurances can be given that the election of the Nominee to the Board will enhance value, particularly in light of his minority representation on the Board and the Company’s current capital structure, we believe that the election of our Nominee will add a strong, qualified, and necessary voice to the Board and send a strong message that shareholders are supportive of transformative change at PSI. We therefore urge you to support us in this effort by voting “FOR” the Nominee, “FOR” the proposal to declassify the Board, and “FOR ALL” of the vote of no-confidence proposals.

We recommend that you vote your shares on the WHITE proxy card as follows:

1.	“FOR” Ioannis (John) Liveris to be elected to serve as a Class II member of the Board until the Company’s 2025 Annual Meeting or until his successor is duly elected and qualified (the “Nomination Proposal”);

2.	“FOR” the adoption of a non-binding, advisory resolution requesting that the Board take all necessary steps to eliminate the classification of the Board in advance of the 2025 Annual Meeting, and thereby require that all directors be elected on an annual basis at and following the 2025 Annual Meeting (the “Declassification Proposal”);

3.	“FOR” the adoption of each of the following non-binding advisory proposals (each, a “Vote of No-Confidence Proposal” and together, the “Vote of No-Confidence Proposals”);

3A: a non-binding, advisory resolution requesting the resignation of Company director Andreas Michalopoulos from the Board;

3B: a non-binding, advisory resolution requesting the resignation of Company director Loïsa Ranunkel from the Board;

3C: a non-binding, advisory resolution requesting the resignation of Company director Alex Papageorgiou from the Board; and

3D: a non-binding, advisory requesting the resignation of Company director Mihalis Boutaris from the Board.

The Company has a classified Board, which is currently divided into three classes, with two directors serving in each of Class I and Class III, and one director serving in Class II. The term of a Class II director expires at the 2024 Annual Meeting. We are soliciting proxies to elect our Nominee to serve as a Class II director, to approve the Declassification Proposal and to approve each of the Vote of No-Confidence Proposals. The attached WHITE proxy card does not confer voting power with respect to the Company’s director nominee(s), and you will not be able to vote for a slate that includes both our Nominee and the Company’s nominee(s) by use of a proxy card (ours or a proxy card provided by the Company). Nor will you be able to vote for both the Company’s nominee(s) and for the Declassification Proposal and the Vote of No-Confidence Proposals. You can only vote for the Company’s director nominee(s) by signing and returning a proxy card provided by the Company, or by voting live at the 2024 Annual Meeting. Please note that, if you submit more than one proxy card, only the later-dated proxy card will be counted.

The principal executive offices of the Company are located at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.

The Company has disclosed in the September 29 Form 6-K that as of September 29, 2023, there were 11,734,683  Common Shares outstanding, 1,473,638 shares of Series C Convertible Cumulative Redeemable Perpetual Preferred Shares (“Series C Preferred Shares”) issued and outstanding, and 50,726 shares of Series B Convertible Cumulative Perpetual Preferred Shares (“Series B Preferred Shares”) issued and outstanding. The Company’s proxy statement for the 2024 Annual Meeting is expected to provide an updated number of Common Shares outstanding and entitled to vote at the 2024 Annual Meeting, as well as an updated number of Series C Preferred Shares and Series B Preferred Shares outstanding at the 2024 Annual Meeting.

As of the date of this proxy statement, the Sphinx Parties collectively beneficially owned 1,033,859 Common Shares, constituting approximately 8.8% of the Common Shares stated by the Company as being outstanding on September 29, 2023 in the September 29 Form 6-K.

We plan to vote all of the Common Shares that we hold as of the Record Date “FOR” Ioannis (John) Liveris to be elected to serve as a Class II members of the Board, “FOR” the Declassification Proposal, and “FOR ALL” of the Vote of No-Confidence Proposals.

This proxy solicitation is being made by the Participants, and not on behalf of the Board or the Company’s management.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting:

The proxy materials are available at no charge on the SEC’s website, which is www.sec.gov.

REGARDLESS OF WHETHER YOU INTEND TO ATTEND THE 2024 ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY AUTHORIZING A PROXY TO VOTE “FOR” IOANNIS (JOHN) LIVERIS TO BE ELECTED TO SERVE AS A CLASS II MEMBER OF THE BOARD, “FOR” THE DECLASSIFICATION PROPOSAL, AND “FOR ALL” OF THE VOTE OF NO-CONFIDENCE PROPOSALS BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW VOTING SHARES YOU OWN.

IMPORTANT VOTING INFORMATION

If your shares are held in your own name, please authorize a proxy to vote by signing and returning the enclosed WHITE proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares voted (instructions are on your WHITE proxy card).

If you hold your shares in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a WHITE proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed WHITE proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed WHITE proxy card.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY (other than on the WHITE proxy card delivered by us to you) TO VOTE YOUR SHARES AT THE 2024 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES AT THE 2024 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR WHITE PROXY CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Innisfree M&A Incorporated (“Innisfree”) is assisting us with our effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your voting shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders may call +1 (877) 750-8197 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (if outside the U.S. and Canada)

Banks and Brokers may call +1 (212) 750-5833

It is important that your shares be represented and voted at the 2024 Annual Meeting. Accordingly, regardless of whether you plan to attend the 2024 Annual Meeting live, please complete, date and sign the WHITE proxy card that has been provided to you by us (and not any proxy card that has been provided to you by the Company or any other proxy card or form that has been provided to you) and vote (i) “FOR” John Liveris to be elected to serve as a Class II member of the Board; (ii) “FOR” the Declassification Proposal; and (iii) “FOR ALL” of the Vote of No-Confidence Proposals.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	6

BACKGROUND TO THIS SOLICITATION	7

REASONS FOR THE SOLICITATION	10

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION	11

PROPOSAL NO. 1—ELECTION OF NOMINEE	17

PROPOSAL NO. 2—DECLASSIFICATION OF BOARD	19

PROPOSAL NO. 3A—VOTE OF NO-CONFIDENCE (ANDREAS MICHALOPOULOS)	20

PROPOSAL NO. 3B—VOTE OF NO-CONFIDENCE (LOÏSA RANUNKEL)	20

PROPOSAL NO. 3C—VOTE OF NO-CONFIDENCE (ALEX PAPAGEORGIOU)	20

PROPOSAL NO. 3D—VOTE OF NO-CONFIDENCE (MIHALIS BOUTARIS)	20

OTHER PROPOSALS	21

NO APPRAISAL OR DISSENTER’S RIGHTS	21

SOLICITATION OF PROXIES	21

CERTAIN INFORMATION REGARDING THE PARTICIPANTS	22

CERTAIN ADDITIONAL INFORMATION	23

ANNEX A INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION	a-1

ANNEX B security ownership of certain beneficial owners and management	b-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “would,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this proxy statement and the material accompanying this proxy statement.

BACKGROUND TO THIS SOLICITATION

The following is a chronology of certain events leading up to this proxy solicitation. Certain of the information set forth below is derived from information included in filings made by the Company, Mr. Simeon Palios, Ms. Aliki Paliou and Mr. Michalopoulos (and/or their respective affiliates) with the SEC. The Participants disclaim any responsibility for the accuracy of any of the information extracted from such filings:

The Company (formerly known as Diana Containerships Inc.) was incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010 to pursue vessel acquisitions in the container shipping industry, and the Company’s initial Registration Statement on Form F-4 (the “Initial Registration Statement”) was filed with the SEC on October 15, 2010 and (as amended) became effective on October 19, 2010.  As of the date of the Company’s prospectus included in the Initial Registration Statement, approximately 55% of the Company’s Common Shares were owned by Diana Shipping Inc. (“Diana”), a New York Stock Exchange-listed company whose then-chairman and chief executive officer was Mr. Simeon Palios, the father of the Company’s current Company Chairperson Aliki Paliou. Mr. Palios also served as the Chairman and Chief Executive Officer of the Company until 2020. Between 2010 and the end of 2019, Mr. Palios accumulated an approximately 47.8% beneficial ownership position in the Company’s Common Shares. While some of these acquisitions were due to share dividends made by Diana, open market purchases and the exercise of various incentive awards, the bulk of such position was acquired as result of related party transactions entered into with the Company pursuant to which Mr. Palios sold various indirect interests in shipping vessels to the Company.

On September 29, 2020, through a series of transactions, Mr. Palios transferred the entirety of his beneficial interest in the Company to Mango, and then transferred all of his interest in Mango to his daughter, Ms. Aliki Paliou. As of the consummation of such transactions, Ms. Paliou, as the sole shareholder of Mango, beneficially owned approximately 46.7% of the Company. Earlier that same year, Mr. Andreas Michalopoulos, the Company’s current chief executive officer and the husband of Ms. Paliou, was elected to the Board and Ms. Paliou was appointed to the Board. The Company’s Annual Report on Form 20-F filed in such year also signaled that Mr. Michalopoulos was expected to replace Mr. Palios as Chief Executive Officer of the Company.

Around the same time, the global shipping industry experienced a downturn, and companies in the shipping industry sought to raise capital, including through equity capital raises. Under the Company’s then-existing capital structure, raising capital through the issuance of Common Shares, or warrants or similar rights to Common Shares, would have resulted in the dilution of all of the holders of Common Shares, including Mango.

Instead of engaging in a capital raising transaction with third parties on customary terms, the Company entered into a complicated scheme that the Participants believe was intended to benefit Mango and other insiders. The Board, which at the time included three members of the Palios family (Mr. Simeon Palios, Ms. Aliki Paliou and Mr. Andrea Michalopoulos) and at least one other director who formerly served on the board of Diana alongside Mr. Palios, did not obtain a fairness opinion in determining to approve such scheme. Essentially the Sphinx Parties believe that the Company orchestrated an exchange offer, which commenced on December 20, 2021(the “2022 Exchange Offer”), that was designed to be unattractive to holders of Common Shares other than Mango and certain other Company insiders. Pursuant to the 2022 Exchange Offer, holders of Common Shares were offered the opportunity to exchange their tradeable Common Shares for illiquid, non-voting Series B Preferred Shares, which would one year later become convertible into allegedly super voting Series C Preferred Shares. The reasons for which the Sphinx Parties believe that the 2022 Exchange Offer was designed to disproportionately benefit Mango and other insiders include without limitation the following:

•	The 2022 Exchange Offer had a minimum tender condition of 2,033,091 Common Shares; states that Mango “beneficially owns 2,352,047 Common Shares”; and further states that Mango “intends to exchange all such Common Shares beneficially owned by it pursuant to this Exchange Offer for Series B Preferred Shares, and then exercise its Series B Conversion Right to acquire Series C Preferred Shares.” Thus, the outcome of the 2022 Exchange Offer was a foregone conclusion based solely on Mango’s decision to tender.

•	The unnecessary (in the Sphinx Parties’ view) introduction of an intermediate unlisted Series B non-voting security and a waiting period of more than one year before tendering Common Shareholders would be able to either:

o	achieve liquidity, through the ability to convert their preferred shares back into Common Shares, should they choose to seek to reduce their investment in the Company; or

o	reap the rewards of ownership of allegedly “supervoting” Series C Preferred Shares that also purport to bear significant preferential cumulative dividend rights and further purport to have extensive veto rights over a wide array of matters fundamental to the operation of the Company, including among other things with respect to amending the governing documents of the Company, the issuance of indebtedness, declaring bankruptcy, effecting a change of control of the Company and modifying or changing the nature of the Company’s business.

This effectively presented ordinary holders of Common Shares with a Hobson’s choice. They could retain their Common Shares, which were tradeable but would lack meaningful voting power and be economically subordinated to the dividend rights of the new preferred shares, and therefore have a depressed value. Or they could preserve their dividend rights and—after spending an uncomfortable year holding illiquid non-voting Series B Preferred Shares—voting power by tendering into the 2022 Exchange Offer, but still only achieve liquidity on the open markets by converting back into the Common Shares, the price of which would be depressed as a result of the overhang from the economically superior and supervoting Series C Preferred Shares.

•	A loss of liquidity through the public markets is anathema to ordinary Common Shareholders; however, that would not be expected to be problematic for the beneficial owner of Mango (Ms. Paliou) (i) whose family has long run and had significant ownership interests in Diana and other current/former PSI affiliates (and therefore have been long term holders), (ii) who has the resources and scale of ownership to unlock liquidity through private block sales and (iii) who further has influence over the levers of company decision-making through familial and other relationships as well as her own board position. For similar reasons, such loss of liquidity through the public markets would not be expected to be problematic for Mizela or the other insiders participating in the 2022 Exchange Offer.

•	PSI further advantaged Mango by giving Mango the unique opportunity to exchange its non-voting Series B Preferred Shares for super-voting Series C Preferred Shares in a private placement transaction several months before the few other shareholders who tendered into the Exchange Offer would have the opportunity to convert.

•	The 2022 Exchange Offer was conducted over the Christmas holidays, when the attention of the capital markets is generally believed to be at a low point, as opposed to at a time when sophisticated market professionals would typically seek to make an offering if their principal goal was to raise capital and maximize market interest.

In what the Sphinx Parties believe to be a sign of the attractiveness of the 2022 Exchange Offer to insiders and its unattractiveness to ordinary holders of Common Shares, the 2022 Exchange Offer was undersubscribed to a significant degree, and approximately 90% of the issued Class B Preferred Shares were issued to Company insiders, with a total of approximately 83% going to Mango. As a result of the 2022 Exchange Offer, Mango’s beneficial ownership increased from approximately 46.3% of the Common Shares (just before the 2022 Exchange Offer) to approximately 67% of the Common Shares (treating the Series C Preferred Shares on an as-converted basis)—i.e., Mango obtained de jure control of the Company without paying a control premium. Given the purported supervoting rights of the Series C Preferred Shares, Mango’s actual purported voting power through the Series C Preferred Shares is substantially in excess of even that 67% number.

Further, shortly following the consummation of the 2022 Exchange Offer, after Mango ceased to own any Common Shares, the Company embarked on a series of issuances of Common Shares and warrants for Common Shares, in June, July, August and December 2022, and March 2023, which significantly diluted the Common Shares that were outstanding immediately after the 2022 Exchange Offer.

Following the 2022 Exchange Offer and in the midst of the above-mentioned issuances, the price of the Common Shares had been depressed sufficiently that, on July 13 2022, the Company received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) stating that because the closing bid price of the Common Shares for 30 consecutive business days, from May 27, 2022 to July 12, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), and as a result the Company conducted a 1:15 reverse stock split.

Notwithstanding such efforts, on April 18, 2023, the Company received another written notification from, indicating that because the closing bid price of the Company’s Common Shares for 30 consecutive business days, from March 6, 2023 to April 17, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on Nasdaq, the Company again was not in compliance with Nasdaq Listing Rule 5550(a)(2). Such deficiency was according to the Company remediated on August 16, 2023.

On August 25, 2023 the Sphinx Parties filed an initial beneficial ownership report on Schedule 13D, disclosing their beneficial ownership of approximately 9.5% of the then-outstanding Common Shares. On that same date, the Sphinx Parties sent a letter to the Company seeking confirmation that the Board would (i) not attempt to utilize the new shareholder repurchase plan it announced on August 22, 2023 (the “Plan”) as a defensive measure to purport to cause the Sphinx Parties to trigger any poison pill, including without limitation the Stockholders’ Rights Agreement between the Company and Computershare Inc., dated December 20, 2021 (as amended, restated or supplemented from time to time, the “Rights Agreement”) and (ii) update the public markets in real time with respect to purchases made under the Plan.

On August 31, 2023, Sphinx sent a letter to the Company’s Board, which was furnished by the Company on such same date on its Schedule 13D, stating the belief of the Sphinx Parties that the Company’s dual-class capital structure, together with the 2022 Exchange Offer through which the Company effected such structure, violated both Marshall Islands law and Nasdaq Listing Rules and that such structure was implemented as a result of multiple breaches of fiduciary duties; and demanding that the Board immediately publicly acknowledge (i) the impropriety and invalidity of the Company’s current dual class structure, (ii) that the voting, conversion and other preferential rights purported to be given to the Company’s Series C Preferred Shares are invalid and (iii) that no votes or consents purported to be cast or given by holders of the Series C Preferred Shares into Common Shares, and no requests for conversion of the Series C Preferred Shares, be counted or recognized.

On September 1, 2023, the Company, through its counsel, sent a letter to the Sphinx Parties declining to provide the ongoing public disclosures requested by the Sphinx Parties in their August 25, 2023 letter. On such same date Company CEO Mr. Michalopoulos filed an initial Schedule 13D with respect to the securities he acquired in the 2022 Exchange—almost 6 months late—and Company Chairperson Aliki Paliou filed an amendment more than two months late to her initial Schedule 13D—which itself had also been filed more than two months late. The Sphinx Parties also observe that notwithstanding the fact that Mr. Michalopoulos and Ms. Paliou purport to beneficially own in the aggregate more than 67% of the Common Shares through their ownership of Series C Preferred Shares, and also hold key board and officer positions at the Company, at no time did any of their (generally late) Schedule 13D’s or amendments thereto disclose against Item 4 of Schedule 13D any plans or proposals with respect to the 2022 Exchange Offer, or the issuance of the Series B Preferred Shares, the Series C Preferred Shares or the many dilutive issuance that occurred following the 2022 Exchange Offer.

On September 4, 2023, the Sphinx Parties sent a letter to the Board (i) observing that Company director Andreas Nikolaos Michalopoulos, who is the husband of the Company’s Chairperson Aliki Paliou, also indirectly acquired Series C Preferred Shares in the 2022 Exchange Offer alongside Ms. Paliou and (ii) demanding that the Board investigate the reasons (i) why Mr. Michalopoulos’s initial Schedule 13D appeared to have been filed almost 6 months late, (ii) why Ms. Paliou’s initial Schedule 13D and recent Schedule 13D amendment were both filed more than 2 months late, (iii) why no Schedule 13D disclosures were made by either of them in connection with the 2022 Exchange Offer, and (iv) how Ms. Paliou and Mr. Michalopoulos believe they can take the position that they are not a “group” for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-3 promulgated thereunder. The letter also asked that the Board provide the market with an explanation behind the increase from 10,910,319 Common Shares to 11,309,236 Common Shares outstanding during the last two weeks of August and confirm that this increase was not a result of further insider transactions.

On September 5, 2023, the Company, through its counsel, replied to the letters of August 31, 2023, and September 4, 2023, from counsel to the Sphinx Parties, attempting to refute the assertions raised by the Sphinx Parties in such letters and stating definitively that “the Board’s independent directors reject” the assertions made in the Sphinx Parties’ letters “after careful consideration of the [l]etters”. Such letter did not elaborate on what “careful consideration” the Board undertook in the mere five days since Sphinx raised its concerns with the Board, nor does the letter state that the Board investigated or intended to investigate any of the matters raised by Sphinx, stating only that the Board would “inquire” as to why Ms. Paliou and Mr. Michalopoulos had been late in making their public disclosures on Schedule 13D.

As a result of the failure of the Board to show any interest in taking corrective action, on September 15, 2023, Sphinx delivered a notice to the Company, notifying the Company of its decision to propose the nomination of, and to nominate, the Nominee for election to the Board at the 2024 Annual Meeting and to propose and bring before the meeting each of the other Proposals. On such same date, Sphinx delivered a letter to the Company to exercise its right under the Marshall Islands Business Corporations Act 1990, as amended, to inspect certain books and records of the Company, including without limitation copies of minutes of meetings of the Board at which the 2022 Exchange Offer was discussed. Such books and records demand was also accompanied by a draft confidentiality agreement.

Also on September 15, 2023, the Company issued a press release regarding Sphinx’s delivery on such date of its notice of nomination and shareholder proposals and books and record demand and, among other things, questioning the intentions of Sphinx and Mr. Economou.

On September 19, 2023 and September 20, 2023, counsel to Sphinx sent correspondence to counsel to the Company, inquiring as to the Company’s response, respectively, to Sphinx’s notice of nomination and shareholder proposals, dated September 15, 2023 and Sphinx’s books and records demand, dated September 15, 2023.

On September 22, 2023, counsel to the Company responded to Sphinx’s books and records demand, indicating that the Company would cooperate in part but also disputing the validity of certain demands made by Sphinx, including the demands made by Sphinx for board minutes and board member communications.

On September 25, 2023, Sphinx delivered a supplemental notice of nomination and shareholder proposals to the Company, which was substantially the same in content as the notice delivered by the Company on September 15, 2023.

On September 26, 2023, counsel to Sphinx and counsel to the Company held a conference call to discuss Sphinx’s books and records demand, on which Company counsel agreed to provide certain of the demanded items to Sphinx. Sphinx’s counsel further explained to Company counsel on such call why in their view the Company had no basis for continuing to refuse to provide Sphinx access to Company board minutes; however, Company counsel declined to substantively engage with Sphinx’s counsel on that topics.

On October 2, 2023, more than two weeks after Sphinx first provided the Company’s counsel with a draft confidentiality agreement, the Company’s counsel provided a markup of such confidentiality agreement to Sphinx’s counsel. Since such time, Sphinx’s counsel has attempted to reach an agreement with Company counsel on a form of confidentiality agreement.

On October 10, 2023, counsel to Sphinx sent to counsel to the Company, on behalf of Sphinx, a signed affidavit pursuant to Section 81 of the BCA and a signed confidentiality agreement, each of which would become effective upon the Company countersigning the confidentiality agreement and providing certain of the materials demanded in Sphinx's September 15, 2023 demand letter. Such communication also stated counsel to Sphinx's view that Sphinx had more than satisfied all of the requirements pursuant to Section 81 of the BCA and Sphinx looked forward to the Company promptly complying with its legal obligations under such same section. Such communication further conveyed Sphinx's concern about the timeliness of the Company's responses to Sphinx's demand letter and objected to the Company's refusal to provide the board materials and communications requested by Sphinx in its demand letter. On such same date, counsel to the Company rejected the versions of the affidavit and confidentiality agreement provided by counsel to Sphinx and requested further changes.

On October 11, 2023, immediately prior to the furnishing of this proxy statement by the Sphinx Parties on an amendment to their Schedule 13D filed in respect of the Company, the Sphinx Parties commenced a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding Common Shares (together with the associated preferred stock purchase rights (“Rights”, and together with the Common Shares, the “Shares”) issued pursuant to the Rights Agreement) for $3.00 per Share in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in that certain Offer to Purchase, dated October 11, 2023, filed by the Sphinx Parties on Schedule TO (the “Schedule TO”) and the related letter of transmittal and notice of guaranteed delivery. Such Schedule TO was also filed as an amendment to the Sphinx Parties’ Schedule 13D in respect of the Company via a tick the box election on such Schedule TO. For the avoidance of doubt, the Tender Offer is being made solely pursuant to the Schedule TO and the applicable exhibits thereto and not pursuant to this proxy statement. The Tender Offer is not conditioned on the passage of any of the proposals described herein as to be voted on at the 2024 Annual Meeting. THIS PROXY STATEMENT IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES, OR A RECOMMENDATION WITH RESPECT TO THE PURCHASE OR SALE OF ANY SECURITIES.

Also on October 11, 2023, the Sphinx Parties furnished this proxy statement on an amendment to their Schedule 13D filed in respect of the Company.

REASONS FOR THE SOLICITATION

The Sphinx Parties strongly believe in the substantial potential of the Company and the value it could bring to the holders of the Common Shares. Unfortunately, that value has been trapped by the work of a Board that appears to the Sphinx Parties to be more concerned with protecting the interests of Company insiders such as Mango than with protecting the interests of all holders of Common Shares to whom they primarily owe their fiduciary duties.

We believe that the election of our Nominee to the Board will help foster a greater appreciation by the Board of both the duty of the Board to act in the best interests of the holders of the Common Shares as a whole, and of the importance of advancing reforms to the Company’s corporate governance framework that are necessary to unlock the Common Share value that has been trapped by the Company’s dual class capital structure. We also believe that the Nominee has the requisite skill-set to help guide the Company through the reformation of the Company’s corporate governance framework and the unwinding of the Company’s dual class capital structure needed to return economic and voting power to the holders of Common Shares, and also act as a check on any future attempts by Company insiders to use Company resources to further their own ends.

Since our Nominee, if elected to the Board would still only be one of five directors on the Board, the ability of our Nominee to effect meaningful change at the Company will depend on the cooperation of the remaining directors. The Participants believe that the election of the Nominee to the Board, together with the passage of the Declassification Proposal and the Votes of No-Confidence Proposals (which are further discussed below), will help demonstrate that the Nominee has a mandate from the Company’s shareholders to implement the above changes.

The Participants are making the advisory, non-binding Declassification Proposal because we believe that the Company’s current classified board structure presents an unreasonably high threshold to change that privileges director incumbency over the best interests of the Company and its Common Shareholders. We believe that passage of the Declassification Proposal will help signal to the Board that its shareholders expect the Board to manage the Company for the benefit of the holders of the Common Shares and not for the benefit of Mango and other insiders.

The Participants are making the advisory, non-binding Vote of No-Confidence Proposals because we believe that the passage of such measures will signal to each of Andreas Michalopoulos, Loïsa Ranunkel, Alex Papageorgiou and Mihalis Boutaris that shareholders recognize and do not approve of the role each of them has played in protecting their own interests and those of Mango, that their continued service on the Board is incompatible with the needs of the Company and that there is a shareholder mandate for the changes that the Participants have stated above that they hope the Nominee will implement.

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you may have as a shareholder, as well as the answers to those questions. The following is not a substitute for the information contained in this proxy statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement. We urge you to read this proxy statement carefully and in its entirety.

Who is making this solicitation?

The solicitation for the election of the Nominee to serve as a Class II member of the Board and for the other proposals described in this proxy statement at the 2024 Annual Meeting is being made by the Participants. For more information regarding the Participants, please see Annex A attached to this proxy statement.

What are we asking you to vote for?

We are asking you to vote on the WHITE proxy card at the 2024 Annual Meeting as follows:

1.	“FOR” Ioannis (John) Liveris to be elected to serve as a Class II member of the Board;

2.	“FOR” the adoption of a non-binding, advisory resolution requesting that the Board take all necessary steps to eliminate the classification of the Board in advance of the 2025 Annual Meeting, and thereby require that all directors be elected on an annual basis (the “Declassification Proposal”);

3.

“FOR” the adoption of each of the following non-binding advisory proposals (each, a “Vote of No-Confidence Proposal” and together, the “Vote of No-Confidence Proposals”);

3A: a non-binding, advisory resolution requesting the resignation of Company director Andreas Michalopoulos from the Board;

3B: a non-binding, advisory resolution requesting the resignation of Company director Loïsa Ranunkel from the Board;

3C: a non-binding, advisory resolution requesting the resignation of Company director Alex Papageorgiou from the Board; and

3D: a non-binding, advisory requesting the resignation of Company director Mihalis Boutaris from the Board.

Why are we soliciting your vote?

We believe that substantial change is necessary for the Company to achieve its full potential and that this change must begin at the Board level. To that end, Sphinx has nominated a highly-qualified nominee for election to the Board as a Class II director. Our Nominee will be an experienced voice on the Board that is able to provide fresh thinking, and a greater appreciation of both the duty of the Board to act in the best interests of the holders of the Common Shares as a whole, and of the importance of pushing forward reforms to the Company’s corporate governance framework that are necessary to unlock the Common Share value that has been trapped by the Company’s dual class capital structure and what we perceive to be undue focus by the current Board on the interests of Company insiders.

We are asking shareholders to approve the Declassification Proposal because we believe that a declassified Board would bring greater accountability to the Board, better align the Board with the interests of shareholders and help signal to the Board that its shareholders are supportive of a more shareholder-centric corporate governance framework.

We are asking shareholders to approve each of the Vote of No-Confidence Proposals because we believe that the continued service of incumbent directors Andreas Michalopoulos, Loïsa Ranunkel, Alex Papageorgiou and Mihalis Boutaris is incompatible with the implementation of the governance and other changes that are needed for the Company to prosper, and is not in the best interests of shareholders.

Who is the Nominee?

We are proposing that John Liveris be elected as a Class II member of the Board to serve on the Board until the 2025 Annual Meeting or until his successor is duly elected and qualified.

Set forth below is (a) the name, age, any position and office with the Company held by the Nominee, and the term thereof, business experience during the past five years (including principal occupation and employment during the past five years, the name and principal business of any corporation or other organization in which such occupation or employment was carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the Company), a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure (including such material information beyond the past five years and information on the Nominee’s particular area of expertise or other relevant qualifications), and (b) any directorships held by such person during the past five years in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended. The business address of John Liveris is “23 Vas. Pavlou, Psichiko, Athens, Greece 154 52”.

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Ioannis (John) Liveris (71)

John Liveris is a citizen of Greece and for the last approximately thirty years has been an international consultant in the energy and technology industries.

Mr. Liveris was from 2014 to 2018 a member of the board of directors of Ocean Rig UDW Inc. (“Ocean Rig”), an international contractor of offshore deep water drilling services that was then-listed on the NASDAQ. While a member of the board of directors of Ocean Rig, Mr. Liveris also served as the Chairman of the Audit Committee (from 2015-2018) and Chairman of the Compensation Committee (from 2014-2017) and had been determined by the Ocean Rig board of directors to be an “audit committee financial expert” (from 2015-2018). Prior to that from 2007 to 2011, he was the Chairman of the board of directors of OceanFreight Inc. a shipping company that was then-listed on the NASDAQ, and before then, he was the Group Senior Advisor at Intracom, a leading Greek telecommunications and electronics manufacturer. Mr. Liveris studied mechanical engineering at Tufts University in Boston, Massachusetts, and completed his graduate and doctoral studies in engineering management at the George Washington University in Washington, DC.

We believe Mr. Liveris is qualified to serve as a member of the Board because of his significant prior board and board leadership experience at other NASDAQ-listed companies engaged in the shipping and similar industries.

Mr. Liveris does not currently hold, and has not within the past five years held, any position or office with the Company.

The Board consists of five directors, divided into three classes. This proxy statement is soliciting proxies to elect John Liveris at the 2024 Annual Meeting to serve as a Class II member of the Board.

If elected, the Nominee will be only one of five directors and will not alone be able to adopt resolutions or otherwise cause the Board to act. The Nominee intend to work actively with the other Board members or their replacements to discuss the issues and challenges facing the Company and resolve them together (to the extent they are willing to do so). By utilizing their respective experience and working constructively with the other Board members or their replacements (to the extent they are willing to do so), the Nominee believe they can effect positive change at the Company.

You should refer to the Company’s proxy statement for the 2024 Annual Meeting, for the name(s), background, qualifications and other information concerning the Company’s nominee(s).

How does the Tender Offer relate to the proposals described in this proxy statement as to be voted on?

Though one of the conditions to the Tender Offer is that certain changes be made to the composition of the Board, the Tender Offer is independent from and not conditioned on the passage of any of the proposals described in this proxy statement. Note that if the Tender Offer is successfully consummated on its current terms prior to the Record Date, the Sphinx Parties would possess sufficient voting power to ensure the passage of each of the Nomination Proposal, the Declassification Proposal and the Vote of No-Confidence Proposals. We further have not as of the date of this proxy statement solicited or received the views of Mr. Liveris on the Tender Offer or what his position with respect to the Tender Offer would be if he were elected to the Board while the Tender Offer was still pending.

THIS PROXY STATEMENT IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES, OR A RECOMMENDATION WITH RESPECT TO THE PURCHASE OR SALE OF ANY SECURITIES.

Who can vote at the 2024 Annual Meeting?

According to the Company’s public filings, Common Shares and Series C Preferred Shares are the Company’s only outstanding classes of capital shares entitled to vote or that purport to be entitled to vote. Only shareholders of record as shown on the Company’s books at the close of business on the Record Date are entitled to vote at the 2024 Annual Meeting or any adjournment thereof.

Each holder of Common Shares is entitled to one vote per Common Share held on all matters to be voted on at the 2024 Annual Meeting. Holders of Common Shares are not entitled to cumulative voting rights.

The Certificate of Designation for the Series C Preferred Shares (the “Series C CoD”) purports to grant the holders of the Series C Preferred Shares the right to vote their Series C Preferred Shares together with the Common Shares as a single class on all matters submitted to a vote of shareholders of the Company, and further purports to grant the holders of the Series C Preferred Shares the right (with respect to such Series C Preferred Shares) to a number of votes equal to the number of shares of Common Shares into which such holder’s Series C Preferred Shares are then convertible pursuant to pursuant to the Series C CoD multiplied by 10. The Sphinx Parties dispute the validity of the voting rights alleged to be held by the Series C Preferred Shares.

Shareholders who sell their shares before the Record Date (or acquire them after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the 2024 Annual Meeting even if they sell their shares after the Record Date.

How do proxies work?

We are asking you to appoint each and any of Richard Brand, Kiran Kadekar, Arthur Crozier and Scott Winter as your proxy holder to vote your shares at the 2024 Annual Meeting. You make this appointment by voting the enclosed WHITE proxy card or by using one of the voting methods described below. Giving us your proxy means you authorize the proxy holder to vote your shares at the 2024 Annual Meeting, according to the directions you provide. You may vote for or not vote for our Nominee. Regardless of whether you are able to attend the 2024 Annual Meeting, you are urged to complete the enclosed WHITE proxy card and return it in the enclosed self-addressed, prepaid envelope or by instructing us by telephone or via the Internet as to how you would like your shares voted (instructions are on your WHITE proxy card). All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares will be voted in accordance with that specification.

The attached WHITE proxy card does not confer voting power with respect to the Company’s director nominee(s), and you will not be able to vote for a slate that includes both our Nominee and the Company’s nominee by use of a proxy card (ours or a proxy card provided by the Company). If you submit more than one proxy card, only the later-dated proxy card will be counted.

IF YOU RETURN A VALID WHITE PROXY CARD AND NO SPECIFICATION IS MADE, THE SHARES REPRESENTED THEREBY WILL BE VOTED: (I) “FOR” Ioannis (John) Liveris TO BE ELECTED to serve as A Class II member of the Board; (II) “FOR” THE DECLASSIFICATION PROPOSAL, (iii) “FOR ALL” OF THE VOTE OF NO-CONFIDENCE PROPOSALS; AND (IV) IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT SPHINX DOES NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE 2024 ANNUAL MEETING.

Except as set forth in this proxy statement, we do not know of any other matters to be presented for approval by the shareholders at the 2024 Annual Meeting. Unless you indicate otherwise on the WHITE proxy card, you also authorize your proxy holders to vote your shares in their discretion on any matters not known by us at the time this proxy statement was printed and that, under the Company’s amended and restated bylaws (the “Bylaws”), may be properly presented for action by the shareholders at the 2024 Annual Meeting.

What is the quorum requirement for the 2024 Annual Meeting?

In order to carry on the business of the 2024 Annual Meeting, there must be a quorum. One or more shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the 2024 Annual Meeting shall constitute a quorum for the purposes of the 2024 Annual Meeting. If less than a quorum is present, shareholders representing a majority of the voting rights present either in person or by proxy will have the power to adjourn the 2024 Annual Meeting until a quorum is present. Abstentions and votes withheld will be counted as present for purposes of determining the presence or absence of a quorum. As described below, there will not be any “broker non-votes” at the 2024 Annual Meeting.

What is the effect of an abstain vote or the withholding of a vote?

For the election of directors, shareholders may vote “FOR” a nominee, or “WITHHOLD” their vote with respect to a nominee. A properly executed proxy marked to “WITHHOLD” a vote with respect to the election of a director nominee will be counted for purposes of determining whether there is a quorum, but will not be considered to have been voted for or against such director nominee. Therefore, a proxy marked “WITHHOLD” with respect to a director nominee will result in such director nominee receiving fewer “FOR” votes.

With regard to all other proposals, a shareholder may vote “FOR,” “AGAINST,” or to “ABSTAIN.” If a shareholder abstains from voting as to any matter, then the voting shares held by such shareholder shall be deemed present at the meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall otherwise not be deemed to have been voted on such matter.

What is a broker non-vote?

A “broker non-vote” occurs when a bank, brokerage firm, dealer, trust company or other nominee who holds voting shares for a beneficial owner withholds its vote on a particular proposal with respect to which it does not have discretionary voting power or instructions from the beneficial owner. Ordinarily, if you are a beneficial owner of voting shares and the organization holding your account does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on “routine” proposals but may not vote on “non-routine” proposals. Because this is a contested proxy solicitation, none of the proposals are considered routine. As a result, there will not be any broker non-votes. If you hold voting shares through a bank, brokerage firm, dealer, trust company or other nominee and do not submit any voting instructions to such bank, brokerage firm, dealer, trust company or other nominee with respect your voting shares, your voting shares will not be counted in determining the outcome of any of the proposals at the 2024 Annual Meeting, nor will your voting shares be counted for purposes of determining whether a quorum exists. If you submit voting instructions for one proposal but not for another, your voting shares will be counted as present for purposes of determining whether a quorum exists, but will not be voted with respect to the proposal for which you did not provide instructions. If the item for which you did not provide broker instructions requires approval of the majority of shares present, your failure to provide voting instructions will have the effect of an “AGAINST” vote with respect to that item.

What vote is required to elect the Nominee?

Under the Charter, the directors shall be elected by the vote of a plurality of the votes cast at the 2024 Annual Meeting (meaning, assuming that the Board remains the same size as it is currently, the director nominee receiving the greatest number of votes cast “FOR” shall be elected). Shareholders do not have the right to cumulate their votes in the election of directors. Votes withheld and broker non-votes are not votes cast and will result in the applicable nominee receiving fewer “FOR” votes for purposes of determining the nominee(s) receiving the most votes. A properly executed proxy marked to “WITHHOLD” a vote with respect to the election of a director nominee will be counted for purposes of determining whether there is a quorum, but will not be considered to have been voted for or against such director nominee. Therefore, a proxy marked “WITHHOLD” with respect to a director nominee will result in such director nominee receiving fewer “FOR” votes.

How many voting shares must be voted in favor of the other proposals described in this proxy statement?

The Declassification Proposal will require the affirmative vote of a majority of the outstanding Common Shares entitled to vote on the proposal at the 2024 Annual Meeting. We note that the Declassification Proposal is advisory and is not binding on the Company. You may vote for or against or you may abstain on this proposal. Abstentions will have the same effect as votes against this proposal.

Each of the Vote of No-Confidence Proposals will require the affirmative vote of a majority of the voting shares represented at the 2024 Annual Meeting, in person or by proxy, and entitled to vote on the proposal at the 2024 Annual Meeting. We note that each of the Vote of No-Confidence Proposals is advisory and is not binding on the Company. You may vote for or against or you may abstain on each of these proposals. Abstentions with respect to any Vote of No-Confidence Proposal will have the same effect as votes against such Vote of No-Confidence Proposal.

If other matters are properly brought before the 2024 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of Nasdaq, the Company’s amended and restated certificate of incorporation (the “Charter”) and Bylaws, as applicable.

What should I do in order to vote for the Nominee?

If your voting shares are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares voted (instructions are on your WHITE proxy card).

If you hold your voting shares in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your voting shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a WHITE proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed WHITE proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed WHITE proxy card.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2024 Annual Meeting, we encourage you to read this proxy statement and date, sign and return your completed WHITE proxy card prior to the 2024 Annual Meeting so that your voting shares will be represented and voted in accordance with your instructions. Even if you plan to attend the 2024 Annual Meeting live, we recommend that you authorize a proxy to vote your voting shares in advance as described above to ensure that your vote will be counted if you later decide not to attend the 2024 Annual Meeting.

Can I use the WHITE proxy card to vote for the Company’s nominee?

No. We have determined to nominate one Nominee, John Liveris. This is the total number of directors that, as of the date of this proxy statement, may be elected to serve as a Class II director of the Company. You will not be able to vote for both the Company’s nominee and our Nominee by means of submitting a proxy card. Nor will you be able to vote for both the Company’s nominee and any of the other Proposals. Any proxy card you submit will revoke any earlier-dated proxy card.

How do I revoke a proxy?

Any shareholder has the power to revoke a previously submitted proxy at any time before it is exercised even if you submitted a proxy card or form sent to you by the Company. If you are a registered holder of voting shares, you may revoke a previously submitted proxy by:

•	signing, dating and returning the enclosed WHITE proxy card or any other later-dated proxy in the postage-paid envelope provided;

•	delivering to the Secretary or any other officer of the Company a written notice of revocation at 373 Syngrou Avenue 175 64 Palaio Faliro Athens, Greece; or

•	attending the 2024 Annual Meeting and voting live.

Please note, however, that only your last-dated proxy will count. Any proxy may be revoked at any time prior to its exercise at the 2024 Annual Meeting as described in this proxy statement. Attending the 2024 Annual Meeting alone without taking one of the actions set forth above will not revoke your proxy.

Shareholders who hold their voting shares in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. You may also provide your bank, brokerage firm, dealer, trust company or other nominee with new voting instructions. Only your latest dated instructions will count. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the 2024 Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, at Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we may be aware of any revocation of a proxy.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY (other than on the WHITE proxy card delivered by us to you) TO VOTE YOUR SHARES AT THE 2024 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES AT THE 2024 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Who is paying for the solicitation?

The entire expense of soliciting proxies for the 2024 Annual Meeting by the Participants is being borne by the Sphinx Parties. The Sphinx Parties expect to seek reimbursement of such solicitation expenses from the Company. In the event that the Sphinx Parties do seek reimbursement of such expenses, they do not intend to submit the question of such reimbursement to a vote of the Company’s shareholders.

Whom should I call if I have any questions about the solicitation?

If you have any questions, or need assistance in voting your voting shares, please call our proxy solicitor, Innisfree. Shareholders may call toll-free at +1 (877) 750-8197 (from the U.S. and Canada) or +1 (412) 232-3651 (if outside the U.S. and Canada). Banks and brokers may call +1 (212) 750-5833.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY TO VOTE “FOR” Ioannis (John) Liveris TO BE ELECTED to serve as A Class II member of the Board; “FOR” THE DECLASSIFICATION PROPOSAL, AND “FOR ALL” OF THE VOTE OF NO-CONFIDENCE PROPOSALS.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting:

The proxy materials are available at no charge at www.sec.gov.

PROPOSAL NO. 1—ELECTION OF NOMINEE

We propose that the shareholders elect John Liveris as a Class II member of the Board at the 2024 Annual Meeting. According to publicly available information, the Board consists of five directors. The Company has a classified Board, which is currently divided into three classes. The directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of shareholders. According to publicly available information, the term of one director expires at the 2024 Annual Meeting.

Unless the Board is declassified in the interim, the initial term of the Nominee, if elected, will be until the 2027 annual meeting of the shareholders of the Company, and until a successor is elected and qualified or until his earlier death, resignation, removal  or the earlier termination of his term of office in accordance with the Charter and Bylaws. The Nominee has executed a consent to being named as a nominee in this proxy statement as such and to serving as a director of the Company, if so elected.

We believe that the Nominee would be a valuable addition to the Board and that he will bring an experienced voice, fresh thinking and a greater appreciation of both the duty of the Board to act in the best interests of the holders of the Common Shares as a whole, and of the importance of pushing forward reforms to the Company’s corporate governance framework that are necessary to unlock the Common Share value that has been trapped by the Company’s dual class capital structure and what we perceive to be an undue focus by the current Board on the interests of Company insiders, including the interests of the controlling shareholder of the Company, Mango, Aliki Paliou, the sole shareholder of Mango and Chairperson of the Board, and Andreas Michalopoulos, a member of the Board, Chief Executive Officer of the Company and the husband of Ms. Paliou.

We do not have any knowledge of any facts that would reasonably prevent the determination that the Nominee is independent under the applicable standards, including those of Nasdaq or the SEC.

In addition, the Nominee understands that, if elected as a director of the Company, the Nominee would have an obligation to act in the best interests of the Company and its shareholders in accordance with his duties as a director.

We are not seeking control of the Board at the 2024 Annual Meeting. While no assurances can be given that the election of the Nominee to the Board will enhance value, particularly in light of his minority representation on the Board and the Company’s current capital structure, if elected, the Nominee intends to work with the other Board members or their replacements to discuss the issues and challenges facing the Company and resolve them (to the extent they are willing to do so). By utilizing his experience, the Nominee believes he can effect positive change at the Company.

We do not expect that the Nominee will be unable to stand for election. If the Nominee is unable to serve or determines not to serve, we may seek to replace the Nominee with a substitute nominee to the extent substitution is permissible under applicable law and the Company’s organizational documents.

We reserve the right to nominate additional persons, to the extent this is not prohibited under applicable law or the Company’s organizational documents, if the Company purports to increase the number of directorships, and/or the Company makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying the Nominee or any additional nominee nominated pursuant to the foregoing, and/or the Nominee is unable r hereafter becomes unwilling for any reason to serve as a director. Additional nominations made pursuant to the foregoing are without prejudice to our position that any attempt to change the size of the Board or disqualify the Nominee through Bylaw amendments or otherwise would constitute unlawful manipulation of the Company’s corporate governance machinery. We reserve the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying the Nominee. If we are permitted to substitute the Nominee or propose an additional nominee, we will file and deliver supplemental proxy materials, including a revised proxy card, disclosing such information relating to any substitute nominee or additional nominee as we deem necessary. Only in such case will the Common Shares represented by the enclosed WHITE proxy card be voted for a substitute nominee or additional nominees. We further reserve the right to (i) withdraw the Nominee and/or (ii) re-designate the Nominee as an alternate nominee.

Information Regarding the Nominee

Information pertaining to the Nominee, including the name, age, present principal occupation, business address, and business experience for the past five years and certain other information, is set forth in the question and answer section of the proxy statement under the section entitled “Who is the Nominee?”, which we urge you to read. This information has been furnished to us by the Nominee. Other than as disclosed in this proxy statement, there is no arrangement or understanding between the Nominee and any other person(s) pursuant to which the Nominee was or is to be selected as a director or nominee of the Company.

You should refer to the Company’s proxy statement for the 2024 Annual Meeting for the names, background, qualifications and other information concerning the Company’s nominee(s).

Arrangements between the Nominee and the Sphinx Parties

The Nominee has also executed a written consent in favor of Sphinx, agreeing to be named as a nominee for election to the Board in our proxy soliciting materials related to the 2024 Annual Meeting, and to serve as a director if elected.

Other than the foregoing, there are no arrangements or understandings between or among any of the participants in this solicitation or any other person or persons pursuant to which the nomination of the Nominee described herein is to be made.

Compensation of the Company’s Directors

If elected to the Board, the Nominee will not receive any compensation from the Sphinx Parties to serve as a director. They will, however, receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation.

According to the Company’s public filings, the Company’s non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee, and the chairman of the board receives annual compensation of $60,000. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000 annually. The Company does not have a retirement plan for officers or directors. For 2021, fees, bonuses and expenses to non-executive directors amounted to $0.4 million.

According to the Company’s public filings, on May 5, 2015, the Company adopted an equity incentive plan (as amended from time to time, the “2015 Equity Incentive Plan”), under which directors, officers, employees, consultants and service providers of the Company and the Company’s subsidiaries and affiliates would be eligible to receive options to acquire Common Shares, share appreciation rights, restricted shares, restricted share units and unrestricted Common Shares. On February 9, 2018, the Board adopted Amendment No 1 to the 2015 Equity Incentive Plan, solely to increase the aggregate number of Common Shares issuable under the plan to 55,000 shares (as adjusted after the effectiveness of the reverse share split of November 2, 2020). Effective December 30, 2020, the Company amended and restated the 2015 Equity Incentive Plan, primarily to increase the aggregate number of Common Shares issuable under the plan to 538,830 and to extend the term. The plan will expire ten years from its date of adoption (as amended and restated) unless terminated earlier by the Board. During the year ended December 31, 2020, the Company issued 67,225 restricted shares under the plan to the Company’s executive officers and non-executive directors. On January 1, 2021, the Company granted to the Company’s Chief Financial Officer share options to purchase 120,000 Common Shares as share-based remuneration which can be exercised only when the Company’s share price increases. The share options are exercisable at a price range between $10.00 and $30.00 per share, for a term of five years.

The 2015 Equity Incentive Plan is administered by the Company’s compensation committee, or such other committee of the Board as may be designated by the Board to administer the plan.

Under the terms of the 2015 Equity Incentive Plan, share options and share appreciation rights granted under the plan will have an exercise price per common share equal to the market value of a Common Share on the date of grant, unless otherwise specifically provided in an award agreement, but in no event will the exercise price be less than the greater of (i) the market value of a Common Share on the date of grant and (ii) the par value of one Common Share. Options and share appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted share and awards of restricted share units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator in accordance with the terms of the plan. Following the vesting of a restricted share unit, the award recipient will be paid an amount equal to the number of restricted share units that then vest multiplied by the market value of a common share on the date of vesting, which payment may be paid in the form of cash or Common Shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted share units.

We believe that the Company maintains, at its expense, a policy of insurance which insures its directors and officers. The Bylaws also contain a provision that provides for indemnification of officers and directors to the same extent as authorized by Section 60 of the Business Corporations Act 1990 of the Republic of the Marshall Islands (as amended). We expect that the Nominee, if elected, will be exculpated and indemnified in connection with their service as directors of the Company to the same extent exculpation and indemnification is provided to the current directors of the Company under the Company’s organizational documents and be covered by the policy of insurance which insures the Company’s directors and officers.

Neither the Nominee or any of his associates have received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

The Nominee has not had any position or office with the Company, and no occupation or employment with which the Nominee has been involved, during the past five years, was carried on with the Company or any company or organization that is a parent, subsidiary or other affiliate of the Company, and the Nominee has never served on the Board.

Interests of the Nominee

The Nominee may be deemed to have an interest in his nomination for election to the Board by virtue of compensation the Nominee will receive from the Company as a director, if elected to the Board, and as described elsewhere in this proxy statement. We expect that the Nominee, if elected, will be indemnified for service as a director of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Charter and be covered by the policy of insurance which insures the Company’s directors and officers.

Other than as set forth in this proxy statement, none of the persons listed on Annex A of this proxy statement, including the Nominee, or any associate of the foregoing persons, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2024 Annual Meeting.

The information herein regarding the Nominee has been furnished to us by the Nominee.

WE STRONGLY URGE YOU TO VOTE “FOR” IOANNIS (JOHN) LIVERIS TO BE ELECTED TO SERVE AS A CLASS II MEMBER OF THE BOARD BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE WHITE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE VOTING SHARES REPRESENTED BY THE WHITE PROXY CARD “FOR” IOANNIS (JOHN) LIVERIS TO BE ELECTED TO SERVE AS A CLASS II MEMBER OF THE BOARD.

Please do not return any proxy card you may receive from the Company or otherwise authorize a proxy (other than on the WHITE proxy card delivered by us to you) to vote your shares for the Company’s nominee(s). If you have already submitted a proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares for the Company’s nominee(s), it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and return the enclosed WHITE proxy card in the postage-paid envelope provided. Only your latest dated proxy will be counted.

PROPOSAL NO. 2—DECLASSIFICATION OF THE BOARD

The Board is currently classified into three classes, meaning that only some directors stand for election each year, and that individual directors only stand for election once every three years. This advisory, non-binding proposal urges the Board to take all necessary steps to eliminate the classification of the Board in advance of the 2025 Annual Meeting, such that the terms of all Board members shall expire at the 2025 Annual Meeting, and all directors elected at and after the 2025 Annual Meeting will be elected on an annual basis. We ask that shareholders adopt the following advisory, non-binding resolution:

RESOLVED, that the common shareholders of Performance Shipping Inc. (the “Company”) hereby request, on an advisory, non-binding basis, that the Board of Directors of the Company (the “Board”) take all necessary steps to eliminate the classification of the Board in advance of the 2025 annual meeting of the shareholders of the Company (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof, the “2025 Annual Meeting”), such that the term of each member of the Board shall expire at the 2025 Annual Meeting and any director elected to the Board at or after the 2025 Annual Meeting shall be elected on an annual basis.

It is our belief that the classification of the Board is not in the best interests of the Company and its common shareholders and is contrary to principles of good corporate governance. The election of directors is one of the most powerful and immediate ways for shareholders to express their views on corporate governance and the strategic direction of the Company. A classified board protects the incumbency of the Board by having only approximately one-third of the Board (and in the case of the 2024 Annual Meeting, 20% of the Board) be subject to election in a given year. This reduces the ability of shareholders to hold directors accountable and reduces the incentive for the Board to be responsive to its shareholders. The Company’s Articles of Incorporation further insulates the Board by stating that directors may be removed only with the approval of two-thirds or more of the issued and outstanding Common Shares entitled to vote generally in the election of directors, and only then for “cause.”

As a result of the classified Board structure, however urgent shareholders may believe change in the Company to be, a period of up to two years may be necessary in order to replace a majority of the Board. We believe this is an unreasonably high threshold that privileges director incumbency over the best interests of the Company.

We believe that a declassified Board would bring greater accountability to the Board and better align the Board with the interests of common shareholders. In addition, we believe approval of the proposal would send a strong signal to the Board that common shareholders are supportive of a more common shareholder-centric corporate governance framework.

We and the other Participants recommend a vote “FOR” the Declassification Proposal, and the Participants intend to vote their Common Shares “FOR” the Declassification Proposal.

PROPOSAL NO. 3—Vote of No-Confidence Proposals

PROPOSAL 3A: This advisory, non-binding proposal requests the resignation of Company director Andreas Michalopoulos. We ask that shareholders adopt the following advisory, non-binding resolutions:

RESOLVED, that the common shareholders of the Company hereby request, on an advisory, non-binding basis, that, no later than five business days following the date of adoption of this resolution, Andreas Michalopoulos resign from the Board of the Company.

PROPOSAL 3B: This advisory, non-binding proposal requests the resignation of Company director Loïsa Ranunkel. We ask that shareholders adopt the following advisory, non-binding resolution:

RESOLVED, that the common shareholders of the Company hereby request, on an advisory, non-binding basis, that, no later than five business days following the date of adoption of this resolution, Loïsa Ranunkel resign from the Board of the Company.

PROPOSAL 3C: This advisory, non-binding proposal requests the resignation of Company director Alex Papageorgiou. We ask that shareholders adopt the following advisory, non-binding resolution:

RESOLVED, that the common shareholders of the Company hereby request, on an advisory, non-binding basis, that, no later than five business days following the date of adoption of this resolution, Alex Papageorgiou resign from the Board of the Company.

PROPOSAL 3D: This advisory, non-binding proposal requests the resignation of Company director Mihalis Boutaris. We ask that shareholders adopt the following advisory, non-binding resolution:

RESOLVED, that the common shareholders of the Company hereby request, on an advisory, non-binding basis, that, no later than five business days following the date of adoption of this resolution, Mihalis Boutaris resign from the Board of the Company.

The Company has an urgent need for new oversight and leadership. As a result of the poor leadership of the current members of the Board and their willingness in the Sphinx Parties’ view to violate their fiduciary duties to pursue the interests of Company insiders, including controlling shareholder Mango, Chairperson of the Board Aliki Paliou and Chief Executive Officer Andreas Michalopoulos, to the ongoing damage of the holders of the Common Shares, the Common Shares regularly trade at a mere fraction of shareholder’s equity and have further been economically subordinated to the cumulative dividends of the preferred shares held by Mango and other insiders. We have attempted to constructively resolve these issues with the Board through our August 31, 2023 letter; however the Board has chosen not to consider these issues with the objectivity and seriousness that they deserve. We already proposed the election of the Nominee as a first step; however, as a result of the Company’s classified board structure, the full leadership change urgently needed by the Company cannot be effected as expeditiously as is required through the annual director election process alone.

We believe that the continued service of incumbent directors Alex Papageorgiou and Mihalis Boutaris (whose terms end at the 2025 Annual Meeting) and Andreas Michalopoulos and Loïsa Ranunkel (whose terms end at the 2026 annual meeting) is incompatible with the implementation of the governance and other changes that are needed for the Company to prosper, and is not in the best interests of shareholders. Accordingly, in Proposals 3A through 3D, we asking our fellow shareholders to adopt non-binding resolutions requesting the resignation of each of Andreas Michalopoulos, Loïsa Ranunkel, Alex Papageorgiou and Mihalis Boutaris. The adoption of these resolutions would provide an opportunity for shareholders to publicly register their loss of confidence in these directors’ oversight and leadership capabilities, and send an urgent signal to these directors and to the Board as a whole regarding the need for immediate change.

OTHER PROPOSALS

Except as set forth in this proxy statement, we do not know of any other matters to be presented for approval by the shareholders at the 2024 Annual Meeting. If, however, we learn of any other proposals made at a reasonable time before the 2024 Annual Meeting, we will either supplement this proxy statement and provide shareholders with an opportunity to vote by proxy directly on such matters, or will not exercise discretionary authority with respect thereto. If other matters are properly presented thereafter, the persons named as proxies in the enclosed WHITE proxy card will vote the Common Shares represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

NO APPRAISAL OR DISSENTER’S RIGHTS

Shareholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this proxy statement to be acted upon at the 2024 Annual Meeting.

SOLICITATION OF PROXIES

The solicitation of proxies for our Nominee will be made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, internet, in person and by advertisements. Solicitations may also be made by certain of the respective partners, directors, officers, members and employees of the members of the Sphinx Parties, none of whom will, except as described in Annex A attached hereto or elsewhere in this proxy statement, receive additional compensation for such solicitation. The Nominee, in his capacity as such, may make solicitations of proxies but, except as described herein, will not receive compensation for acting as a Nominee.

Innisfree has been retained to provide solicitation and advisory services in connection with the 2024 Annual Meeting. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Common Shares held as of the Record Date. The Sphinx Parties will reimburse such custodians, nominees and fiduciaries for reasonable and documented expenses incurred in connection therewith. Innisfree will be paid a fee of not less than $65,000 and not to exceed $190,000, based upon the campaign services provided. In addition, Sphinx will reimburse Innisfree for its reasonable out-of-pocket expenses and will indemnify Innisfree against certain liabilities and expenses, including certain liabilities under the federal securities laws. It is anticipated that Innisfree will employ up to 15 persons to solicit the Company’s shareholders as part of this solicitation. Innisfree does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Proxy Solicitation.

The entire expense of soliciting proxies for the 2024 Annual Meeting incurred by the Participants is being borne by the Sphinx Parties. The Sphinx Parties expect to seek reimbursement of such solicitation expenses but does not intend to submit the question of such reimbursement to a vote of the Company’s security holders. The Board, which will include the Nominee, if elected, would be required to evaluate and consider any requested reimbursement consistent with their fiduciary duties to the Company and the shareholders. We anticipate that the total expenses that Sphinx will incur in furtherance of, or in connection with, the solicitation of proxies for the 2024 Annual Meeting will be approximately $1,000,000. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. As of the date hereof, we have incurred approximately $275,000 of solicitation expenses.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Other than as set forth herein, as of the date of this proxy statement, no participant and no associate of any participant has any arrangement or understanding with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Annex A hereto includes information pertaining to the participants in this solicitation, including, as applicable, the name, present principal occupation or employment, business address, and certain other information with respect to such participants.

Information as to any substantial interest, direct or indirect, by security holdings or otherwise of the participants in this solicitation with respect to the Nomination Proposal or the approval of the Declassification Proposal or the Vote of No-Confidence Proposals is set forth in the section entitled “Interests of the Nominee” and/or herein. Except as otherwise set forth herein and in Annex A, which is incorporated herein by reference, none of the participants in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company.

During the past ten years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Company has disclosed in the September 29 Form 6-K that as of September 29, 2023, there were 11,734,683 Common Shares outstanding. The Company’s proxy statement for the 2024 Annual Meeting is expected to provide the current number of Common Shares outstanding and entitled to vote at the 2024 Annual Meeting as of the Record Date. Each Common Share outstanding as of the Record Date is entitled to one vote on all matters presented at the 2024 Annual Meeting.

As of the date hereof, the Participants hold securities of the Company in the amounts and manner indicated below.

Name	Beneficial Ownership
Sphinx Investment Corp.	1,033,859 Common Shares*

* 100 of such Common Shares are held of record. The remainder are held through a brokerage account

John Liveris is not the record or beneficial owner of any Common Shares.

The date of purchase and number of Common Shares purchased by the Sphinx Parties in the last two years are set forth in Annex A to this proxy statement.

Other than as set forth in this proxy statement or in Annex A hereto, no participant in this solicitation owns any securities of the Company of record but not beneficially.

Set forth in Annex A hereto are transactions in the Company’s securities effected by the participants in this solicitation within the past two years. Other than as disclosed in Annex A, no participant in this solicitation has effected any transaction in securities of the Company in the past two years.

Other than as set forth in this proxy statement, no part of the purchase price or market value of any securities of the Company described in Annex A hereto are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any participant.

The Common Shares which the Sphinx Parties hold in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein.

Other than as set forth in this proxy statement, no participant is, or has been within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

Other than as set forth in this proxy statement or in Annex A hereto, after reasonable inquiry, no participant in this solicitation, and no associate of any participant in this solicitation, owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company.

Other than as set forth in this proxy statement or in Annex A hereto, no participant in this solicitation and no associate of any participant in this solicitation has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds the lesser of (i) 1% of the Company’s total assets and (ii) $120,000.

There are no material proceedings in which the Nominee or any of his respective associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such Nominee or any such associate has a material interest adverse to the Company or any of its subsidiaries.

There exist no family relationship between the Nominee and any director or executive officer of the Company.

The Nominee has not been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K promulgated under the Exchange Act and that are material to an evaluation of the ability or integrity of any such nominee to become a director of the Company.

The Nominee is not a current or former officer of the Company and was not an employee of the Company during the fiscal year ended December 31, 2023. During such fiscal year, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity of which the Nominee was an executive officer. There exist no interlocking relationships that would have required disclosure under Item 407(e)(4) of Regulation S-K, had the Nominee been a director of the Company.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokerage firms, dealers, trust company and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement may have been sent to multiple shareholders sharing an address. We will promptly deliver a separate copy of the document to you if you write or call our proxy solicitor, Innisfree. Shareholders may call toll-free at +1 (877) 750-8197 or +1 (412) 232-3651 (if outside the U.S. and Canada). Banks and brokers may call +1 (212) 750-5833. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

This proxy statement is dated October 11, 2023. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to shareholders shall not create any implication to the contrary.

In addition to carefully reading this proxy statement in its entirety, you are advised to carefully read any additional soliciting materials that may be filed with the SEC in respect of this solicitation when such materials become available, as they may contain important information. You may obtain a free copy of this proxy statement and any additional soliciting material that we file with the SEC at the SEC’s website at www.sec.gov or by contacting Innisfree at the address and phone number indicated above.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY TO VOTE “FOR” Ioannis (John) Liveris TO BE ELECTED to serve as A Class II member of the Board; “FOR” THE DECLASSIFICATION PROPOSAL, AND “FOR ALL” OF THE VOTE OF NO-CONFIDENCE PROPOSALS.

October 11, 2023
Thank you for your consideration and support.

SPHINX INVESTMENT CORP.
MARYPORT NAVIGATION CORP.
GEORGE ECONOMOU

ANNEX A

INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION

Information regarding the participants in the solicitation is set forth below.

Except as described herein or in the proxy statement, no participant in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the participants in this solicitation within the past two years.

The Common Shares that the Sphinx Parties hold in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such Common Shares may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein.

Except as described herein or in the proxy statement, as of the date hereof, no part of the purchase price or market value of any securities of the Company described in Annex A are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any participant.

PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS:

The name, principal business address and the principal occupation or employment of the participants in this solicitation is set forth below.

SPHINX INVESTMENT CORP.

Sphinx Investment Corp. (“Sphinx”) is a corporation organized under the laws of the Republic of the Marshall Islands whose principal business address is c/o Levante Services Limited, Leoforos Evagorou 31, 2nd Floor, Office 21 1066 Nicosia Cyprus. The principal business of Sphinx Investment Corp. is to make investments in securities.

MARYPORT NAVIGATION CORP.

Maryport Navigation Corp. (“Maryport”) is a corporation organized under the laws of the Republic of Liberia  whose principal business address is c/o Levante Services Limited, Leoforos Evagorou 31, 2nd Floor, Office 21 1066 Nicosia Cyprus. The principal business of Maryport Navigation Corp. is to make investments in securities.

GEORGE ECONOMOU

George Economou is a citizen of Greece. Mr. Economou’s principal business address is c/o Levante Services Limited, Leoforos Evagorou 31, 2nd Floor, Office 21 1066 Nicosia, Cyprus. The principal occupation of Mr. Economou is investor and business executive, and such business is conducted through, among other entities, Sphinx and Maryport.

Nominee

Please see the Q&A entitled “Who is the Nominee”, above.

A-1

TRANSACTIONS IN THE SECURITIES OF THE COMPANY

The following table sets forth all transactions in the Common Shares effected in the last two (2) years by the Sphinx Parties. Except as otherwise noted herein, all such transactions were purchases or sales of Common Shares effected in the open market, and the table includes commissions paid in per share prices.

Entity	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost / Proceeds	Security
Sphinx Investment Corp.	08/07/2023	Buy	21,700	$1.14	Common Shares
Sphinx Investment Corp.	08/08/2023	Buy	30,000	$1.16	Common Shares
Sphinx Investment Corp.	08/09/2023	Buy	12,315	$1.14	Common Shares
Sphinx Investment Corp.	08/10/2023	Buy	41,431	$1.25	Common Shares
Sphinx Investment Corp.	08/11/2023	Buy	52,605	$1.25	Common Shares
Sphinx Investment Corp.	08/14/2023	Buy	99,900	$1.39	Common Shares
Sphinx Investment Corp.	08/14/2023	Buy	100	$1.30	Common Shares
Sphinx Investment Corp.	08/15/2023	Buy	120,000	$1.43	Common Shares
Sphinx Investment Corp.	08/16/2023	Buy	80,000	$1.44	Common Shares
Sphinx Investment Corp.	08/17/2023	Buy	60,000	$1.53	Common Shares
Sphinx Investment Corp.	08/17/2023	Buy	20,000	$1.46	Common Shares
Sphinx Investment Corp.	08/18/2023	Buy	70,000	$1.52	Common Shares
Sphinx Investment Corp.	08/21/2023	Buy	120,000	$1.57	Common Shares
Sphinx Investment Corp.	08/21/2023	Buy	15,808	$1.55	Common Shares
Sphinx Investment Corp.	08/22/2023	Buy	100,000	$1.56	Common Shares
Sphinx Investment Corp.	08/22/2023	Buy	30,000	$1.49	Common Shares
Sphinx Investment Corp.	08/23/2023	Buy	100,000	$1.41	Common Shares
Sphinx Investment Corp.	08/23/2023	Buy	30,000	$1.40	Common Shares
Sphinx Investment Corp.	08/24/2023	Buy	30,000	$1.42	Common Shares

Certain Transactions by Nominee

The Nominee has had no transactions with respect to the Company’s securities during the past two years.

A-2

PLEASE VOTE TODAY! SEE REVERSE SIDE FOR THREE EASY WAYS TO VOTE. TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED PERFORMANCE SHIPPING INC. 2024 ANNUAL MEETING OF SHAREHOLDERS THIS PROXY IS SOLICITED BY SPHINX INVESTMENT CORP. AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF PERFORMANCE SHIPPING INC. The undersigned hereby appoints Richard Brand, Arthur Crozier, Kiran Kadekar, and Scott Winter, and each of them (in each case with the power to act without the others), with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the voting shares of Performance Shipping Inc., a Marshall Islands corporation (“Performance”), that the undersigned would be entitled to vote if personally present at the 2024 Annual Meeting of Shareholders of Performance, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof. If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted, on Proposal 1, “FOR” Ioannis (John) Liveris to be elected as a Class II Member of the Board of Directors, on Proposal 2, “FOR” the Declassification Proposal, and on Proposal 3, “FOR ALL” the Vote of No-Confidence Proposals. SIGN, DATE AND MAIL YOUR PROXY TODAY, UNLESS YOU HAVE VOTED BY INTERNET OR TELEPHONE. IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN AND RETURN THIS PROXY PROMPTLY. YOUR VOTE MUST BE RECEIVED NO LATER THAN THE START OF THE 2024 ANNUAL MEETING, TO BE INCLUDED IN THE VOTING RESULTS. The Proxy Statement, as well as other proxy materials distributed by the Participants, are available free of charge online at www.sec.gov. (Continued And To Be Signed And Dated On The Reverse Side ) W H I T E P R O X Y

TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED PERFORMANCE SHIPPING INC. YOUR VOTE IS IMPORTANT Please take a moment now to vote your shares of Performance Shipping Inc. for the upcoming Annual Meeting of Shareholders. YOU CAN VOTE TODAY IN ONE OF THREE WAYS: Submit your proxy by Internet Please access www.proxyvotenow.com/pshg. Then, simply follow the easy instructions on the voting site. You will be required to provide the unique Control Number printed below. Submit your proxy by Telephone Please call toll-free in the U.S. or Canada at 877-527-1836 on a touch-tone telephone. (If outside the U.S. or Canada, call 575-680-2583.) Then, simply follow the easy voice prompts. You will be required to provide the unique Control Number printed below. CONTROL NUMBER: Submit your proxy by Mail If you do not have access to a touch-tone telephone or to the internet, please complete, sign, date and return the proxy card in the postage paid envelope provided to: Sphinx Investment Corp., c/o Innisfree M&A Incorporated, 20 Oser Avenue Hauppauge, NY 11788. X Please mark vote as in this sample SPHINX RECOMMENDS THAT YOU VOTE “FOR” THE NOMINEE SET FORTH IN PROPOSAL 1: Proposal 1. Proposal to Elect a Class II Director to the Performance Shipping Board. Nominee: Ioannis (John) Liveris SPHINX RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2 Proposal 2: The adoption of a non-binding, advisory resolution requesting that the Board be declassified in advance of the 2025 Annual Meeting of Shareholders of Performance so that all directors are subject to a shareholder vote on an annual basis. _________________________________________________ Sphinx intends to vote FOR Ioannis (John) Liveris (the “Nominee”), FOR Proposal 2, the Declassification Proposal, and FOR ALL of Proposal 3, the Vote of No-Confidence Proposals. Date: , 2023 Signature Signature (if jointly held) Title(s) Please sign exactly as your name(s) is (are) shown on the share certificate to which the Proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person. You may submit your proxy by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the proxyholder(s) to vote your shares in the same manner as if you had completed, signed and returned a proxy card. SPHINX RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3A: Proposal 3A: The adoption of a non-binding, advisory resolution requesting the resignation of Andreas Michalopoulos. _____________________________________________ SPHINX RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3B: Proposal 3B: The adoption of a non-binding, advisory resolution requesting the resignation of Loïsa Ranunkel. _____________________________________________ SPHINX RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3C: Proposal 3C: The adoption of a non-binding, advisory resolution requesting the resignation of Alex Papageorgiou. _____________________________________________ SPHINX RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3D: Proposal 3D: The adoption of a non-binding, advisory resolution requesting the resignation of Mihalis Boutaris. _____________________________________________ FOR AGAINST ABSTAIN FOR WITHHOLD FOR WITHHOLD FOR WITHHOLD FOR WITHHOLD FOR WITHHOLD